Exhibit (a)(1)(P)

APPLE COMPUTER, INC.

SUPPLEMENTARY AUSTRALIAN DOCUMENT

OFFER TO EXCHANGE

OUTSTANDING OPTIONS UNDER THE

1997 EMPLOYEE STOCK OPTION PLAN

FOR

NEW OPTIONS UNDER THE

1997 EMPLOYEE STOCK OPTION PLAN

OFFER TO ELIGIBLE AUSTRALIAN EMPLOYEE OPTIONHOLDERS

 20 March 2003

Investment in shares involves a degree of risk.  Employees who participate in the Offer and Plans should monitor their participation and consider all risk factors relevant to the cancellation and grant of options under the Offer and Plans as set out in this Supplementary Australian Document and the Additional Documents.  Employees should seek independent advice regarding participation in the Offer and Plans.

OFFER TO ELIGIBLE AUSTRALIAN EMPLOYEE OPTIONHOLDERS

APPLE COMPUTER, INC.

(the “Corporation” or “Apple”)

OFFER TO EXCHANGE

SUPPLEMENTARY AUSTRALIAN DOCUMENT

1997 EMPLOYEE STOCK OPTION PLAN AND

To our staff optionholders in Australia:

We are pleased to provide you Apple’s offer (the “Offer”) to exchange certain outstanding options granted to eligible employees under the 1997 Employee Stock Option Plan (the “Plan”).

Terms defined in the document entitled “Apple Computer, Inc. Offer to Exchange” (the “Offer to Exchange Document”) dated 20 March 2003, and the Plan have the same meaning in this Supplementary Australian Document.

1.                                               OFFER

This is an Offer by Apple to eligible persons in Australia to exchange all outstanding options to purchase shares of common stock with exercise prices above $25.00 per share previously granted under the Plan, for new non-qualified options covering a smaller number of shares that Apple will grant under the Plan.

The Offer expires at 5.00 p.m., Pacific Time (U.S.) on 17 April 2003 unless the Offer is extended by Apple.

2.                                                        WHO IS ELIGIBLE TO PARTICIPATE

To be eligible for this offer in Australia you must be employed by the Corporation or any of its subsidiaries on or before 5.00 p.m., Pacific Time (U.S.) 20 March 2003 and hold outstanding options.

To obtain the new grant you must remain employed by Apple until the date the new options are issued.  If, for any reason, you are not an employee of Apple or any of its subsidiaries (or a successor corporation) through to the new option grant date, you will not receive the new grant of options.

3.                                               ADDITIONAL DOCUMENTS

In addition to the information set out in this Supplementary Australian Document, attached are copies of the following documents (the “Additional Documents”):

(a)    the Apple Computer, Inc.1997 Employee Stock Option Plan and Australian Addendum;

(b)   the Offer to Exchange Document;

(c)    the Stock Option Exchange Program Overview;

(d)   the Stock Option Exchange Program Frequently Asked Questions;

(e)    the Web Site Election Forms; and

(f)      the Hard Copy Election Form.

The Additional Documents, particularly the Offer to Exchange Document, provide important information necessary to make an informed investment decision in relation to your participation in the Offer.  Please read these documents carefully.

4.                                               RELIANCE ON STATEMENTS

You should not rely upon any oral statements made to you in relation to this Offer.  You should only rely upon the statements contained in this Supplementary Australian Document together with the Additional Documents when considering your participation in the Offer.

5.                                            WHAT ARE THE MATERIAL TERMS OF THE NEW OPTIONS

(a)                 Under which Plan will new options be granted?

The new options will be granted under the same Plan as your outstanding options were granted (i.e., the 1997 Employee Stock Option Plan).  The new options granted to you will be subject to a new option agreement between you and Apple.

(b)                 When will the options tendered for exchange be cancelled and when is the Grant Date of new options?

Those eligible options which are tendered and accepted for exchange will be cancelled on the first business day following the expiration date of this Offer.  We refer to this as the cancellation date. If the Offer is not extended this will be 18 April 2003.

The new options will be issued on the first business day that is 6 months and one day after the cancellation  date. The new option grant date   is expected to be 20 October 2003 (if the offer is not extended).

(c)                 What is the vesting schedule of new options?

Each new option will be subject to a new vesting schedule that will begin on the new option grant date.

Each new option will vest based on a new two year vesting schedule that will begin on the new option grant date.  Under the new vesting schedule, 50% of the shares subject to the option will vest on the first anniversary of the new option grant date, and the remaining 50% will vest on the second anniversary of the new option grant date, so that each new option will be fully vested on the 2nd anniversary of the new option grant date.  This is subject to your continued employment with Apple or one of its subsidiaries through each relevant vesting date.

(d)                 Do I have to tender all my options for exchange?

Each option grant that you elect to exchange must be for the entire portion of that grant that is outstanding and unexercised.

Furthermore, if you elect to exchange any of your options, you must elect to exchange ALL of your existing options granted since 20 September 2002.

(e)                 What is the exercise price of the new options?

The exercise price per share of the new options will be equal to 100% of the fair market value of Apple’s common stock on the date the new options are granted. As noted above, the date of grant of the new options will be at least 6 months and one day after your exchanged options were cancelled.  Accordingly, the exercise price of the new options is not known as at the date of this Offer, and cannot be predicted.  It is possible that the new options may have a higher exercise price than some or all of your current options.

The exercise price of the new options will be expressed in US dollars and the shares acquired through the exercise of the new options must be purchased in US dollars.

The Australian dollar equivalent of the US exercise price will change with fluctuations in the US$/A$ exchange rates.  The Australian dollar amount required to purchase the shares will be that amount which, when converted into US dollars on the date of exercise, equals the US exercise price.  The exchange rate used for these calculations will be the applicable US dollar exchange rate published by an Australian bank on the previous business day.

By way of example only, assuming the date of grant of the new options was the date of this document, the last reported sale price of the Corporation’s common stock on the Nasdaq Stock Market on 20 March 2003 (being US$15.00) would be the US dollar exercise price and the Australian dollar equivalent would be A[     ] (which is calculated by dividing US$15.00 by the US dollar exchange rate published by the [Bank] on the previous business day).

Apple does not make any recommendation as to whether you should accept the offer to exchange your tender or refrain from tendering your options for exchange.  You must make your own decision whether to exchange your options.

(f)                  How many new options will I receive?

Depending on the exchanged grant’s exercise price, the new option granted to you will cover 1 share of Apple’s common stock for every 1.5 (US$25.00 to US$29.99), 2.0 (US$30.00 to US$39.99), or 2.5 (US$40.00 or more) shares of Apple’s common stock covered by an option that you elect to exchange, rounded up to the nearest whole share.  The number of new option shares that you receive will be subject to adjustment for any stock splits, subdivisions, combinations, stock dividends and similar events that occur after the cancellation date but before the new option grant date.  All new options will be subject to a new option agreement.  You must sign the new option agreement before receiving your new options.  (see Section 2 of the Offer to Exchange Document for details).

(g)                 May I change my Election?

You may withdraw any options that you previously elected to exchange, or change your election to exchange any particular options, at any time before the Offer expires.  If Apple extends the Offer beyond that time, you may withdraw any options that you previously elected to exchange or change your election at any time before the extended expiration of the Offer.  If you withdraw options, you may re-elect to exchange them only by delivering a new election form.  Similarly, if you change your election to include options that you had not previously tendered, you must deliver a new election form. The new election form must list all the options you want to exchange.

Although Apple intends to accept all options validly elected to be exchanged promptly after the expiration of this Offer, if we have not accepted your options by 5.00 p.m., Pacific Time (U.S.), on 14 May 2003, you may withdraw your options.

6.                                                        HOW TO TENDER YOUR OPTIONS FOR EXCHANGE

You may make your election to participate in the Offer in one of the following ways:

(a)                                                    Make your election online with Mellon Investor Services at http://www.corporate-action.net/apple/ and follow the instructions for accessing your personal information and making and submitting your elections.

(b)                                                   Before 5.00 p.m., Pacific Time (U.S.), on 17 April 2003, or such later date and time as Apple may extend the expiration of the Offer, call Mellon Investor Services at 201-329-8195 and a Customer Service Representative will assist you.

7.                                                        WHAT IF I LEAVE APPLE?

If, for any reason, you do not remain employed by Apple or one of its subsidiaries or a successor entity through the new option grant date, you will not receive any new options or other compensation in exchange for the eligible options that you tendered and that we accepted for exchange and subsequently cancelled.

You should therefore be aware that there are risks in participating in the Offer if your circumstances of employment change, in particular if such a change occurs after your eligible options are tendered and cancelled in the Offer and prior to the new option grant date.  The Offer to Exchange Document contains a more detailed description of these and other risks that should be considered in connection with your participation in the Offer.

8.                                                        HOW CAN I OBTAIN UPDATED INDICATIVE EXAMPLES OF THE EXERCISE PRICE IN AUSTRALIAN DOLLARS?

Within a reasonable period following your request, the Corporation will provide you with the Australian dollar equivalent of the current market price for a share and the exercise price, as at the date of your request.  The Australian dollar equivalent will be calculated using the US dollar sell rate of exchange published by an Australian bank on the day prior to your request.

You should direct your request to:

Apple Computer, Inc.

1 Infinite Loop

Cupertino, CA 95014

USA

Attention: Stock Plan Administration

9.                                                        WHAT ADDITIONAL RISK FACTORS APPLY TO AUSTRALIAN ELIGIBLE EMPLOYEE’S PARTICIPATION IN THE OFFER?

In addition to fluctuations in value caused by the success of the Corporation, the value of shares as well as the exercise price will be affected by the US$ / A$ exchange rates.

10.                                                 MODIFICATION, TERMINATION ETC OF THE OFFER

Apple may extend the period of time during which the Offer is open, terminate or amend the Offer and may postpone or delay the Corporation’s acceptance and cancellation of any eligible options tendered for exchange upon the occurrence of those conditions outlined in the Offer.  If Apple extends the period of time during which the offer is open, the date of cancellation and the new option grant date will be extended accordingly.

11.                                                 WHAT ARE THE AUSTRALIAN TAXATION CONSEQUENCES OF PARTICIPATION IN THE OFFER?

The following is a general summary of the material income tax consequences arising from the exchange of eligible options and the grant of new options pursuant to this Offer applicable to the eligible employees of Apple or its subsidiaries who are residents of Australia (excluding expatriates). The summary is based on the applicable provisions of the Australian tax legislation in force on 17 March 2003, which are subject to change.  The summary is necessarily general in nature and does not purport to be tax advice in relation to an actual or potential acceptance of the Offer.

If employees intend to accept the Offer, then they should not rely on the summary as anything other than a broad guide and the employee is advised to obtain independent taxation advice specific to the employee’s particular circumstances before making the decision to accept.

11.1                                          Option Exchange

If you surrender your existing options pursuant to the terms of the Offer, you will  recognize a disposal of your existing options in consideration for the right to receive new options at a later date. The tax treatment on the disposal depends on whether you elected to be taxed on the existing options in the year of grant or not.

If you did not make the election, then you will be required to include in your assessable income an amount equal to the market value of those existing options as at the date of their cancellation, calculated in accordance with a statutory formula.  Note that if the market value of the underlying shares of an existing option is less than 50% of its exercise price the market value of that option will be nil and no amount will be included in your assessable income for that option.

If you made the election, then you will be subject to capital gains tax consequences on the cancellation of those existing options.  Where the market value of those existing options at the date of their cancellation exceeds their cost base the capital gain will be equal to the excess.  Subject to you first applying any capital losses against the full capital gain, the net capital gain

(or 50% of the net capital gain where you have held the existing options for at least 12 months prior to the cancellation) will be included in your assessable income.  Where the market value of these existing options is less than their cost base, you should be entitled to a capital loss equal to the excess.  The capital loss may be used to offset same year and future year capital gains.

As discussed below, you may be subject to tax in relation to the right to receive a new option at a later date and capital gains tax consequences on the sale of the shares acquired upon the exercise of the new option.

11.2                                          Taxation Treatment of Right to Receive New Option

(a)                                                   Taxable Event if Election Made to be Taxed on Exchange

The acquisition of the right to receive a new option six months and one day after the exchange of your existing options will constitute the acquisition of a new right (“Right”) for Australian taxation purposes at the time of the exchange.  The acquisition of such a Right is generally treated in the same manner as an acquisition of an option.  You will not be subject to tax in relation to the acquisition of this Right at the time of exchange unless you make an election to that effect (the “Election”).  If you make the Election, it will cover each share and any option or Right to purchase such shares that you acquire during the tax year of the exchange.

If you make the Election, then you must include in your assessable income in the year of exchange the market value of the Right less the market value of the existing options which were cancelled pursuant to the exchange determined as at the date of the exchange.

(b)                                                   Taxable Event if Election Not Made

If you do not make the Election, then you must include an amount (as described below) in your assessable income for the year in which the earliest of the following assessment times occurs:

(i)                                                       the year when you dispose of the Right or new option acquired pursuant to the Right (other than by exercising it);

(ii)                                                    the year when your employment with Apple or one of its subsidiaries ceases;

(iii)                                                 the year when you exercise the new option; and

(iv)                                                the year when the new option expires (subject to a 10-year limit).

In the ordinary course, the exercise of the new option will be the relevant assessment time.

The amount which you must include in your assessable income for the year in which the relevant assessment time occurs will be:

(i)                       where you dispose of the Right or new option (or the shares acquired upon exercise) in an arm’s length transaction within 30 days after the relevant assessment time – the amount or value of any consideration you receive for the disposal, minus the market value of the existing options at the time of cancellation, minus the exercise price of the new option (if the new option has been exercised); or

(ii)                                                    in any other case – the market value of the new option (or the shares acquired upon exercise) at the relevant assessment time, minus the market value of the existing options at the time of cancellation, minus the exercise price of the new option (if the new option has been exercised).

11.3                                          Sale of Shares

When you subsequently sell the shares acquired upon the exercise of the new option, you may also be liable to capital gains tax on any gain you realize (other than gains made on the disposal of shares in an arm’s length transaction within 30 days of the relevant assessment time, which will be taxed as income).

The amount of the capital gain will be equal to:

(i)                                                       if you have held the shares for less than 12 months – the difference between the market value of the shares at the time of disposal and the cost base of the shares; or

(ii)                                                    if you have held the shares for at least 12 months – one-half of the difference between the market value of the shares at the time of disposal and the cost base of the shares (subject to you first applying any prior year or current year capital losses against the full capital gain).

If you made the Election, then the cost base of the shares will be the market value of the Right on the date of the exchange, plus the exercise price of the new option.

If you did not make the Election, then the cost base of the shares will be equal to the market value of the shares at the relevant assessment time.

If the market value of the shares at the time of disposal is less than the cost base of the shares, then a capital loss equal to the difference will be available to offset same year or future year capital gains.

11.4                                          Loss of Option Benefit

If you lose the benefit of the Right or new option without having exercised it, you will be deemed to have never acquired it.  In that case, you may amend an assessment to exclude an amount previously included in assessable income if necessary.  Please note this will not exclude the amount included in assessable income as a result of the cancellation of the existing options.

You may also be entitled to a capital loss equal to the market value of the existing options as at the date of cancellation.

12.                                                 WHAT ARE THE U.S. TAXATION CONSEQUENCES OF PARTICIPATION IN THE OFFER?

Employees will not be subject to U.S. tax by reason only of the exchange of eligible options for new options, or the grant of new options or replacement options.  However, liability to U.S. taxes may accrue if an employee is otherwise subject to U.S. taxes.

The above is an indication only of the likely U.S. taxation consequences for Australian eligible employees who agree to participate in the Offer.  Employees should seek their own advice as to the U.S. taxation consequences of participation.

*          *          *          *          *

We urge you to carefully review the information contained in this Supplementary Australian Document and the Additional Documents and consult with your tax/financial adviser to assist in your decision making.

Sincerely,

Apple Computer, Inc.